As filed with the Securities and Exchange Commission on December 20, 2016

Registration No. 333-214458

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 5

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THERAPIX BIOSCIENCES LTD.

(Exact name of registrant as specified in its charter)

State of Israel	2834	98-1281349
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dr. Elran Haber	Zysman, Aharoni, Gayer and
Chief Executive Officer	Sullivan & Worcester LLP
5 Azrieli Center (Square Tower)	1633 Broadway
Tel-Aviv 6702501, Israel	New York, NY 10019
Tel: +972-3-6167055	Tel: 212.660.5000
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive	number, including area code, of agent for service)
offices)

Copies to:

Oded Har-Even, Esq.	Yuval Horn, Adv.	Gary Emmanuel, Esq.	Shachar Hadar, Adv.
Howard E. Berkenblit, Esq.	Roy Ribon, Adv.	Joe Williams, Esq.	Gross, Kleinhendler, Hodak,
Shy S. Baranov, Esq.	Yasmin Zohar, Adv.	McDermott Will & Emery LLP	Halevy, Greenberg & Co.
Zysman, Aharoni, Gayer and	Horn & Co.	340 Madison Ave.	One Azrieli Center
Sullivan & Worcester LLP	Amot Investment Tower	New York, NY 10173	Tel Aviv 67021, Israel
1633 Broadway	2 Weizmann St.	Tel: 212.547.5400	Tel: +972-3-607-4444
New York, NY 10019	Tel-Aviv 6423902, Israel	Fax: 212.547.5444	Fax: +972-3-607-4470
Tel: 212.660. 5000	Tel: +972-3-637-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment is filed solely to file Exhibits 5.1 and 5.2, and to reflect such filings in the Index to Exhibits. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 6, 7, or 9 of Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

●	reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;
●	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent;
●	an Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer;
●	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;
●	a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and
●	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
●	an act or omission committed with intent to derive unlawful personal benefit; or
●	a fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Israeli Companies Law, or the Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our Board of Directors and, in certain circumstances, by our shareholders. We have obtained directors' and officers' liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into indemnification agreements with each of our directors providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries', directors and officers. This indemnification is limited both in terms of amount and coverage and it covers certain amounts regarding administrative proceedings insurable or indemnifiable under the Companies Law and our articles of association. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, is against public policy and therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company during the three years preceding this offering, which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On December 25, 2013 we issued to Acebright Holdings Ltd. 1,050,750 Ordinary Shares, at a price per share of NIS 1.55 (approximately $0.44), together with warrants to purchase an aggregate of 1,850,000 Ordinary Shares at an exercise price of NIS 1.55 (approximately $0.44) per share. The net proceeds were approximately NIS 1.6 million (approximately $460,000). The warrants expired unexercised.

On January 27, 2014, we granted our Chairman, Dr. Ascher Shmulewitz, options to purchase an aggregate of 423,037 Ordinary Shares under our Israeli Share Option Plan (2005), or the 2005 Plan, at an exercise price of NIS 0.79 (approximately $0.23).

On April 23, 2014, we granted our Chief Executive Officer, Dr. Elran Haber, options to purchase an aggregate of 266,242 Ordinary Shares under our 2005 Plan, at an exercise price of NIS 0.99 (approximately $0.28).

On May 8, 2014 we issued 3,009,400 Ordinary Shares in a public offering on the TASE, at a price per share of NIS 0.95 (approximately $0.28), together with publicly traded warrants to purchase an aggregate of 3,009,400 Ordinary Shares at an exercise price of NIS 1.20 (approximately $0.35 per share), and together with publicly traded warrants to purchase an aggregate of 3,009,400 Ordinary Shares at an exercise price of NIS 1.90 (approximately $0.55 per share). The aggregate net proceeds from the offering were approximately NIS 2.86 million (approximately $830,000). The warrants expired unexercised. As part of the offering, we issued the distributors, publicly traded warrants to purchase an aggregate of 406,269 Ordinary Shares at an exercise price of NIS 1.90 (approximately $0.55 per share). These warrants expired unexercised.

On December 21, 2014 we issued to three investors an aggregate of 1,300,000 Ordinary Shares, at a price per share of NIS 0.5 (approximately $0.13), together with warrants to purchase 1,300,000 Ordinary Shares at an exercise price of NIS 0.5 (approximately $0.13) per share, and warrants to purchase 1,300,000 Ordinary Shares at an exercise price of NIS 0.65 (approximately $0.17) per share. The aggregate net proceeds were approximately NIS 0.65 million (approximately $170,000). The warrants were exercised in consideration for additional aggregate net proceeds of approximately NIS 1.5 million (approximately $400,000).

On March 15, 2015 we issued to two investors an aggregate of 500,000 Ordinary Shares, at a price per share of NIS 0.5 (approximately $0.12), together with warrants to purchase 500,000 Ordinary Shares at an exercise price of NIS 0.65 (approximately $0.16) per share, and warrants to purchase 500,000 Ordinary Shares at an exercise price of NIS 1.10 (approximately $0.27) per share. The aggregate net proceeds were approximately NIS 0.25 million (approximately $60,000). The first set of warrants (at an exercise price of NIS 0.65) were exercised. The remaining warrants expired unexercised.

On February 19, 2015 we issued to a service provider warrants to purchase 40,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.12) per share. These warrants were exercised.

On April 29, 2015 we issued to an investor 4,400,000 Ordinary Shares, at a price per share of NIS 0.5 (approximately $0.12). The aggregate net proceeds were approximately NIS 2.2 million (approximately $600,000).

On May 20, 2015, we granted our former Chief Executive Officer, Mr. Jonathan Berger, options to purchase an aggregate of 400,000 Ordinary Shares under our 2005 Plan, at an exercise price of NIS 0.50 (approximately $0.13). 33,333 of these options were exercised, and the remaining options have expired.

On May 20, 2015, we granted our current Chief Executive Officer, Dr. Elran Haber, options to purchase an aggregate of 140,000 Ordinary Shares under our 2005 Plan, at an exercise price of NIS 0.50 (approximately $0.13).

On June 10, 2015, we granted our former Chief Executive Officer, Mr. Jan Turek, options to purchase an aggregate of 800,000 Ordinary Shares under our 2005 Plan, at an average exercise price of NIS 0.65 (approximately $0.17) These options expired unexercised.

On August 24, 2015, pursuant to a license agreement, we issued to Dekel Pharmaceuticals Ltd., or Dekel, options to purchase 3,876,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.13) per share, and options to purchase 11,926,154 Ordinary Shares at an exercise price of NIS 0.65 (approximately $0.17) per share. In addition, as part of the consideration Dekel was entitled to a payment of NIS 100,000 in cash or shares, and on May 15, 2016, we issued Dekel, 200,000 Ordinary Shares, at a price per share of NIS 0.5 (approximately $0.13).

On November 25, 2015 we issued to eight investors an aggregate of 3,159,025 Ordinary Shares, at a price per share of NIS 1.05 (approximately $0.27), in private placements. The aggregate net proceeds from the private placements were approximately NIS 3.3 million (approximately $850,000).

On November 25, 2015, simultaneously with the closing of the private placement agreements, Dekel informed us that it sold (or that it is acting to sell) to the other investors in the private placements (independently) options that Dekel holds by virtue of the license agreement that will constitute about an additional 12.4% of our issued and outstanding share capital (about 9.1% on a fully diluted basis). The first options (at an exercise price of NIS 0.50) were all exercised in consideration for net proceeds of approximately NIS 1.9 million (approximately $500,000). The second set of options (at an exercise price of NIS 0.65) were exercised in part (approximately 65%, representing 7,760,256 Ordinary Shares) in consideration for additional aggregate net proceeds of approximately NIS 5 million (approximately $1.3 million), and the remainder (approximately 35%) expired unexercised on August 19, 2016.

Since February 2016, we have granted our Chairman, a director, former director, senior management, consultants and service providers options to purchase an aggregate of 2,720,000 Ordinary Shares under our 2015 Plan, at an average exercise price of NIS 0.95 (approximately $0.25), out of which 8,333 options were exercised by our former director.

Item 8.    Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement by and among Therapix Biosciences Ltd. and the underwriters named therein.

3.1*	Articles of Association of Therapix Biosciences Ltd. (unofficial English translation from Hebrew original).

4.1*	Form of Amended and Restated Depositary Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-197509) filed on December 7, 2016, and incorporated herein by reference).

4.2*	Specimen American Depositary Receipt (included in Exhibit 4.1).

4.3*	Form of Representative’s Warrant (included in Exhibit 1.1).

4.4*	Form of Warrant Agent Agreement.

4.5*	Form of Warrant Certificate (included in Exhibit 4.4).

5.1	Opinion of Horn & Co. - Law Offices.

5.2	Opinion of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

10.1*^	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.

10.2*^	Research Funding and License Agreement dated January 31, 2016, by and between the Company and Ramot at Tel Aviv University Ltd.

10.3*^	Binding Term Sheet for Grant of License dated June 22, 2016, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.

10.4*^	Term Sheet for License dated June 7, 2016 between the Company and Belvit Pharma LLC.

10.5*	Israeli Share Option Plan (2015).

10.6*	Israeli Share Option Plan (2005).

10.7*	Employment Agreement dated February 15, 2016, as amended on April 17, 2016, by and between the Company and Dr. Elran Haber.

10.8*	Consulting Agreement dated November 29, 2015, by and between the Company and Mr. Doron Ben-Ami.

10.9*	Financial Services Agreement dated November 2015, and addendum dated March 22, 2016, by and between the Company and Mr. Guy Goldin.

10.10*	Employment Agreement dated February 16, 2016, by and between the Company and Dr. Adi Zuloff-Shani.

10.11*	Consulting Agreement dated February 16, 2016, and addendum dated April 17, 2016, by and between the Company and Dr. Ascher Shmulewitz.

10.12*	Form of Indemnification Agreement.

10.13*	Form of Exculpation Agreement.

23.1*	Consent of Kost Forer Gabbay & Kasierer (a member of EY Global).

23.2	Consent of Horn & Co. Law Offices (included in Exhibit 5.1).

23.3	Consent of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP (included in Exhibit 5.2).

24.1*	Power of Attorney (included on the signature page of the Registration Statement).

*	Previously filed.

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9.    Undertakings

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel-Aviv, Israel on December 20, 2016.

THERAPIX BIOSCIENCES LTD.

By:	/s/ Elran Haber
Dr. Elran Haber
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Elran Haber	Chief Executive Officer (Principal Executive Officer)	December 20, 2016
Dr. Elran Haber

*	Chief Financial Officer (Principal Financial and Accounting Officer)	December 20, 2016
Guy Goldin

*	Director, Chairman of the Board of Directors	December 20, 2016
Dr. Ascher Shmulewitz

*	Director	December 20, 2016
Abraham (Avi) Meizler

*	Director	December 20, 2016
Amit Berger

*	Director	December 20, 2016
Dr. Yafit Stark

*	Director	December 20, 2016
Micha Jesselson

*	Director	December 20, 2016
Zohar Heiblum

*	Director	December 20, 2016
Stephen M. Simes

* By:	/s/ Elran Haber
Dr. Elran Haber
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, the duly authorized representative in the United States of Therapix Biosciences Ltd., has signed this registration statement on December 20, 2016.

/s/ ZYSMAN, AHARONI, GAYER AND SULLIVAN & WORCESTER LLP
ZYSMAN, AHARONI, GAYER AND SULLIVAN & WORCESTER LLP